UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Sequans Communications S.A.
(Name of Issuer)

Ordinary shares, nominal value €0.02
(Title of Class of Securities)

817323108 (American Depositary Shares, each representing four ordinary shares)
(CUSIP Number)

Edward E. Murphy c/o North Sound Management, Inc. 115 East Putnam Avenue Greenwich, CT 06830 (203) 340-8306
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 9, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act (however, see the Notes).

CUSIP No. 817323108	SCHEDULE 13D	Page 2 of 9

1	NAME OF REPORTING PERSON North Sound Trading, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,600,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,600,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 817323108	SCHEDULE 13D	Page 3 of 9

1	NAME OF REPORTING PERSON North Sound Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,600,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,600,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON IA, CO

CUSIP No. 817323108	SCHEDULE 13D	Page 4 of 9

1	NAME OF REPORTING PERSON Brian Miller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,600,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,600,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 817323108	SCHEDULE 13D	Page 5 of 9

Item 1.  Security and Issuer.
This statement on Schedule 13D (this “Schedule 13D”) relates to the ordinary shares, nominal value €0.02 per share, (“Ordinary Shares”) of Sequans Communications S.A., a société anonyme incorporated in France (the “Company”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The Company’s principal executive offices are located at 15-55 Boulevard Charles de Gaulle, 92700 Colombes, France.  The Ordinary Shares are represented by American Depositary Shares, each American Depositary Share representing four Ordinary Shares (the “ADSs”).

Item 2.  Identity and Background.

(a)          This Schedule 13D is being filed on behalf of North Sound Trading, LP, a Delaware limited partnership (“NS Trading”), North Sound Management, Inc., a Delaware corporation (“NS Manager”) and Brian Miller, a United States citizen (“Mr. Miller” and, together with NS Trading and NS Manager, the “Reporting Persons”).  Mr. Miller is the sole shareholder of NS Manager, the general partner of NS Trading.

(b)          The principal business address for each of the Reporting Persons is:

c/o North Sound Management, Inc.
115 East Putnam Avenue
Greenwich, CT 06830

(c)          NS Trading was formed in order to engage in the acquiring, holding and disposing of investments in various companies. NS Manager was formed to act as the general partner of NS Trading, to make investments through NS Trading and to fulfill such other purposes as may be determined by NS Manager and Mr. Miller from time to time. Mr. Miller is the sole shareholder of NS Manager. Accordingly, pursuant to the regulations promulgated under Section 13(d) of the Securities Exchange Act of 1934, NS Manager and Mr. Miller each may be deemed to be a beneficial owner of the ADSs held by NS Trading.

(d)          None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 817323108	SCHEDULE 13D	Page 6 of 9

(f)          NS Trading is a Delaware limited partnership. NS Manager is a Delaware corporation. Mr. Miller is a United States citizen.

Item 3.  Source or Amount of Funds or Other Consideration.

As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 1,600,000 ADSs, which were acquired for aggregate consideration of approximately $5,686,613. The source of the purchase price for the ADSs was capital contributions from Mr. Miller. No borrowed funds were used to purchase the ADSs.

Item 4.  Purpose of Transaction.

The Reporting Persons acquired the ADSs for investment purposes.  The Reporting Persons anticipate having discussions with directors and officers of the Company, other shareholders or third parties in connection with the Reporting Persons’ investment in the Company. Further discussions may include one or more members of the Company’s management, the board of directors, other stockholders of the Company and other persons to discuss the Company’s business, strategies, the composition of the board of directors of the Company, and other matters related to the Company. These discussions may reveal options for enhancing shareholder value through various strategic alternatives or operational or management initiatives.

The Reporting Persons intend to monitor and review their investments in the Company on a continuing basis. Depending on various factors, including, without limitation, the Company’s financial position and strategic direction, actions taken by the board of directors, price levels of the Ordinary Shares and the ADSs, other investment opportunities available to the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Company as they deem appropriate. These actions may include, without limitation: (i) acquiring additional ADSs and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of the ADSs of the Company (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

The aggregate percentage of ADSs reported as owned by each Reporting Person is based on a total of 95,587,146 Ordinary Shares (equivalent to 23,896,787 ADSs) outstanding as of December 31, 2019 and adjusted for the ratio of Ordinary Shares to ADSs as reported by the Company in the Form 6-K filed with the Securities and Exchange Commission ("SEC") on February 11, 2020. Each ADS represents four Ordinary Shares.

Based on calculations made in accordance with Rule 13d-3(d), each Reporting Person may be deemed to beneficially own 1,600,000 ADSs, constituting approximately 6.7% of the outstanding ADSs.

CUSIP No. 817323108	SCHEDULE 13D	Page 7 of 9

The Reporting Persons may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act. Each Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein, and the filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or group.

(a)          By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Schedule 13D, each of the Reporting Persons may be deemed to have the sole power to direct the voting and disposition of the 1,600,000 ADSs beneficially owned by the Reporting Persons.

(b)          Except as otherwise set forth below, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 2(a), none of the persons named in response to Item 2(a) has effected any transactions in the ADSs during the past 60 days:

Date	Shares Purchased	Price Per Share
1/6/2020	26,101	$3.03
2/12/2020	10,000	$4.66
3/3/2020	3,400	$5.68
3/6/2020	3,163	$5.16
3/9/2020	50,000	$4.87
3/9/2020	34,592	$4.90
3/10/2020	45,725	$5.23
3/11/2020	60,472	$4.97
3/12/2020	28,252	$4.05
3/13/2020	35,691	$3.93
3/16/2020	59,357	$3.83
3/17/2020	97,354	$3.98
3/18/2020	1,193	$4.02

(c)          No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ADSs  owned by the Reporting Persons.

(d)          Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons entered into a Joint Filing Agreement on March 19, 2020 (the “Joint Filing Agreement”), pursuant to which they have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as  amended. A copy of the Joint Filing Agreement is attached hereto as Exhibit 1.

CUSIP No. 817323108	SCHEDULE 13D	Page 8 of 9

Except as described above or elsewhere in this Schedule 13D or incorporated by reference in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated as of March 19, 2020, among North Sound Trading LP, North Sound Management, Inc., and Brian Miller.

CUSIP No. 817323108	SCHEDULE 13D	Page 9 of 9

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 19, 2020

NORTH SOUND TRADING, LP

By: North Sound Management, Inc., its
general partner

By:	/s/ Brian Miller
	Name:	Brian Miller
	Title:	President

NORTH SOUND MANAGEMENT, INC.

By:	/s/ Brian Miller
	Name:	Brian Miller
	Title:	President

/s/ Brian Miller
Brian Miller